Via Facsimile and U.S. Mail
Mail Stop 4720

December 30, 2009

Mr. C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
113 King Street
Armonk, NY 10504

Re: MBIA Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 9, 2009
File Number: 001-09583

Dear Mr. Chaplin:

        We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

Note 10: Loss and Loss Adjustment Expense Reserve, page 52

1.   We have the following comments concerning your $1.2 billion of recoveries related to estimates of potential recoveries resulting from ineligible mortgages included in insured second-lien residential mortgage securitizations that are subject to a contractual obligation by sellers/servicers to repurchase or replace such mortgages.

- Please tell us how you determined the $1.2 billion recovery including its relationship to the claim liability you recognized and the amount you are seeking from sellers/servicers.
- Please tell us whether the probabilities you assigned to potential recoveries subject to litigation indicates that one or more of these potential recoveries are probable. In your response, please tell us the consideration you gave to the rebuttable presumption cited in ASC 410-30-35-9 (SOP 96-1, paragraph 140), which indicates realization of a claim subject to litigation is not probable.
- Please revise your disclosure to describe the recovery process and estimated recovery date.
- You indicate your belief that sellers/servicers have a contractual obligation to repurchase or replace the ineligible mortgage loan. Please describe this contractual obligation more fully and its effect, if any, on your contractual obligation to the party to whom you incurred a loss. Please ensure your reply addresses the following:
  - Whether the sellers/servicers have the choice to replace or to repurchase;
  - Under the repurchase obligation, what amount the sellers/servicers are required to pay (e.g., fair value, and if so, at what fair value and on what date) and how that amount relates to or differs from the amount of loss you incurred;
  - How, as an operational matter, the replacement obligation works and what happens to the ineligible loan; and
  - How fulfillment of the repurchase and replacement obligations affects the subordination within the trust and how MBIA receives cash.
- Please confirm that the estimated recoveries do not exceed the previously recognized incurred losses to which the recoveries relate.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant